BY EDGAR TRANSMISSION

June 4 , 2012

Mr. Jeffery Long

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Funds, Inc.

            Response to SEC Staff Comments

            File Numbers 033-59474, 811-07572

Dear Mr. Long:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which were communicated via telephone on May 1, 2012.

Comment 1.  In the Management Discussion of Fund Performance section in the Annual Reports, include benchmark returns in the total return tables.

      Response.    The registrant will consider the use of benchmark returns in the total return table in the future; however the use of such benchmark returns is not required under the current Form N-1A.

Comment 2.   With respect to the Management Discussion of Fund Performance discussion in the Annual Report, include where appropriate disclosure as described in the Staff’s July 30, 2010 letter to the ICI regarding derivatives disclosure.

      Response.   The MDFP discussion  in the October 31, 2011 annual report includes information regarding how money market futures, interest rate swaps, and currency forwards impacted performance. We believe the discussion meets the spirit of the Staff’s July 30, 2010 letter to the ICI.

Comment 3.   In the Schedule of Investments, please include both the cash rate and the payment-in-kind rate, if available.

      Response.   The suggested change will be made in future reports.

Comment 4.   With respect to the Bond & Mortgage Securities Fund, please confirm that a Rule 19a-1 notice was posted with respect to the return of capital.

Response.  No 19a-1 notice was posted with respect to the Bond and Mortgage Securities Fund because the source of distribution information included in 19a-1 notices is calculated on a book basis. The return of capital shown in the October 31, 2011 financial statements was calculated on a tax basis. There was no return of capital on a book basis. The tax return of capital was caused by a temporary book/tax difference due to credit default swap mark to market of unrealized loss on the last business day of the fiscal year.

Comment 5.   Please explain in the comment letter why 12b-1 fees are charged on Class B shares even though sales of Class B shares are closed to new investors.

      Response.   Although Class B shares are no longer available for purchase (except through exchanges and dividend reinvestments), the Board determined that the 12b-1 Distribution Plan and Agreement related to Class B shares should continue in effect to ensure that advisers continue to be compensated for maintaining shareholder service levels.

Comment 6.  If there is a provision for recoupment of expenses in the expense waiver agreement of greater than one year, please disclose the amounts subject to recoupment and the timeframe for recoupment.

      Response.   There is no  provision for recoupment of expenses.

Comment 7.   With respect to the Financial Highlights for the Diversified International Fund, include in a footnote a discussion of the purchases or sales excluded from the portfolio turnover rate due to portfolio realignment from the acquisition of assets of another investment company.

      Response.   The requested  footnote will be added in future reports.

Comment 8.   With respect to California Municipal Fund and Tax-Exempt Bond Fund, if there is a need to separate other expenses, please do so according to the instructions in Form N-1A, and not as a tickmark.

      Response.   The suggested change will be made in future reports.

Comment 9.   The Schedules of Investments for Equity Income, LargeCap Value, MidCap Blend, MidCap Value I and MidCap Value III indicate a concentration greater than 25% in the Financials industry.  Please explain why the prospectus for these funds does not disclose a policy to concentrate in a specific industry.

      Response.     The prospectuses for these funds do not disclose a policy to concentrate in a particular industry or industries because the funds have not adopted such a policy.  Within the Schedules of Investments, the Portfolio Summary for these funds discloses that more than 25% of the funds’ assets are invested in the financial sector, which is a broader category than industry.  These funds are tested for industry concentration and they do not concentrate their assets in a particular industry or industries.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filings and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 515-235-9328 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh

Assistant Counsel

Principal Funds, Inc.